Exhibit 4.57

English Summary of

Internet Applications Channel Services Framework Agreement

Between

China Telecommunications Corporation and

Registrant

On December 16, 2013, the Registrant and China Telecommunications Corporation entered into the Internet Applications Channel Services Framework Agreement in relation to the provision of Internet applications channel services to China Telecommunications Corporation and/or its associates.

Services Scope

The channel services mainly include the provision of telecommunications channel and applications support platform, provision of billing and deduction services, coordination of sales promotion and development of customers services, etc.

Charge Principle

The charges payable for the services under the Internet Applications Channel Services Framework Agreement are calculated on the following basis:

(1) the government-prescribed prices (if any);

(2) where there are no government-prescribed prices but there are government-guided prices, the government-guided prices;

(3) where there are neither government-prescribed prices nor government-guided prices, the market prices. Market prices shall mean the prices at which the same type of services are provided by independent third parties in the ordinary course of business; or

(4) where none of the above is applicable, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

Annual Cap

For the two years ending 31 December 2014 and 2015, the Annual Caps for the transactions contemplated under the Internet Applications Channel Services Framework Agreement shall be RMB800 million (equivalent to approximately HK$1,030 million) and RMB1,500 million (equivalent to approximately HK$1,920 million) respectively.

Consideration

The consideration under the agreement will be satisfied in cash and no payment will be made on a deferred basis.

Effect and Renewal

The agreement will become effective from 1 January 2014 and will expire on 31 December 2015. No later than 30 days prior to the expiry of the Internet Applications Channel Services Framework Agreement, the Registrant is entitled to serve a written notice to China Telecommunications Corporation to renew the agreement, and the parties shall consult and decide on matters relating to such renewal.